SECURITIES AND EXCHANGE COMMISSION

11020106

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash., DC
189

SEC FILE NUMBER
8- 49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradeweb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky — 646-430-6092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradeweb LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASSAF RONEN
Notary Public - State of New York
No. 02R06229352
Qualified in New York County
My Comm. Expires Oct. 12, 2014

Notary Public

Signature

Chief Administrative Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradeweb LLC
Statement of Financial Condition
December 31, 2010 (in thousands)

Assets		
Cash and cash equivalents	$	25,060
Accounts receivable, net of allowance		12,817
Other assets		69
Total assets	$	37,946
Liabilities and Member's Capital		
Deferred revenue	$	1,545
Accounts payable and accrued expenses		2,023
Accrued compensation		6,886
Payable to affiliates		1,721
Total liabilities		12,175
Member's capital		25,771
Total liabilities and member's capital	$	37,946

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides services that enable institutional investors to view fixed income and derivative market data and trade fixed income securities and derivatives with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Tradeweb Markets LLC ("Markets"), an affiliate of the Company.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of generally less than three months.

Fair Value Measurement

The fair value of a financial instrument, including cash equivalents, is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are be classified within level 2 or 3 of the fair value hierarchy.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense.

Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

Income Tax
The Company, together with its parent Tradeweb Global LLC (the "Parent"), is a multiple member limited liability company which is taxed as a partnership. As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the Federal and state income tax returns of the Parent's individual members.

Share Based Compensation
The Company accounts for share based compensation in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Under ASC 718, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Indemnifications
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Cash and Cash Equivalents
At December 31, 2010, cash equivalents include an investment in a money market fund of $24,851,000 with a major financial institution. Due to the short-term liquid nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within level I of the fair value hierarchy.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $12,385,000, which exceeded its requirement of $812,000 by $11,573,000. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

5. Related Party Transactions

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2010, the following balances with such affiliates were included in the consolidated statement of financial condition in the following line items:

Cash and cash equivalents	$ 25,022,000
Accounts receivable	9,003,000
Deferred revenue	1,174,000
Payable to affiliates	1,721,000

Markets provides the Company with various services, including the use of the Tradeweb Network, software, furniture, equipment and leasehold improvements, for which it does not charge the Company. The Company incurs certain direct and indirect costs that relate to the activities of Markets, these costs are not charged to Markets.

Affiliates of the Company are reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition may not necessarily be indicative of that which would have resulted if the Company had been operated as an unaffiliated company.

6. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. At December 31, 2010, the Company has established an allowance for doubtful accounts of $243,000 with regard to these receivables.

7. Employees Savings Plan

The Company has a 401(k) savings plan for its employees whereby employees may voluntarily contribute up to 25% of their annual compensation, subject to certain limits. The Company matches 100% of the employee's contribution, up to 4%, which vests over a four year period of time.

8. Stock Based Compensation Plans

Markets and Tradeweb NewMarkets LLC ("NewMarkets"), a former holder of a minority interest in the Parent, have stock incentive plans which provide for the grant of stock appreciation rights ("SARs") or stock options, to encourage employees of those companies and their subsidiaries and

affiliates to participate in the long-term success of the Company. On November 1, 2010, NewMarkets merged with Markets (the "Merger"), and as a result, the Parent became a wholly owned subsidiary of Markets.

Markets and NewMarkets measure the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

During 2010, certain employees acquired units of NewMarkets, which were converted into shares of Markets as a result of the Merger. The fair value of the units or shares is remeasured at each reporting date through to settlement. Changes in the share's fair value during the period are recognized as compensation cost over that period.

The vesting schedule for the options has two components. Seventy percent of the options have a graded vesting schedule over a four year period. Thirty percent of the options vest upon the consummation of a merger between Markets and NewMarkets, which occurred in 2010. If an employee is terminated without cause, a minimum of twenty three percent of their options will become vested and the unvested options are forfeited. The options have an eight year expiration and contain a put right which obligates the Company, under certain conditions, to purchase the option, including any shares which were obtained upon exercise of the option, from the employee at the fair market value.

In 2010, the option holders were issued SARs in exchange for the cancellation of stock options ("Replacement SARs"). Replacement SARs maintain vesting, termination and expiration provisions similar to the stock options which they replaced. The remainder of the outstanding SARs ("New SARs") were issued in 2010, have a graded vesting schedule and an expiration date of December 31, 2014. If an employee is terminated without cause, all unvested SARs are forfeited. All SARs can only be exercised during a specific period of the year, subject to certain restrictions on the percentage of the vested SAR that is exercisable. No options were issued in 2010.

Replacement SARs were issued with the same exercise price as the options they replaced. New SARs and options were issued with an exercise price no lower than the fair value at the date of the grant, in accordance with the rules of the stock option plans.

As a result of the Merger on November 1, 2010, all SARs, stock options and units of NewMarkets were converted into Markets SARs, stock options and shares, using a conversion factor based on the relative fair value of the two companies.

The weighted average fair value of New SARs granted during the year at the remeasurement date of December 31, 2010 are $3,673. The weighted average exercise price of New SARs granted during the year are $11,487.

The fair value of the plans is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the SARs and options of Markets at December 31, 2010 are as follows:

Weighted Average Expected Life (years)	3.12
Weighted Average Risk Free Interest Rate	0.87%
Weighted Average Expected Volatility	71.75%
Weighted Average Expected Dividend Yield	10.00%

Expected volatility and dividend yield on the date of the grant and remeasurement date have been used as inputs into the respective valuation model. The US Government zero coupon interest rate curve has been used to derive a risk-free discount rate.

9. Subsequent Events

The Company notified the Securities Exchange Commission and FINRA of the intent to make a capital distribution of $14,000,000 on or about February 28, 2011. There were no other subsequent events requiring adjustment to the financial statement or disclosure through February 28, 2011, the date that the Company's financial statement was issued.

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Tradeweb LLC

Statement of Financial Condition
December 31, 2010

Tradeweb LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Members of Tradeweb LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tradeweb LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011